Exhibit 99.1

Caesarstone Reports First Quarter 2017 Results

•	Quarterly Revenue Up 16.7% to $136.4 million; up 14.5% on Constant Currency
•	Reports First Quarter Diluted EPS of $0.31; Adjusted Diluted EPS of $0.36
•	Reiterates Full Year Guidance for Sales and Adjusted EBITDA

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its first quarter ended March 31, 2017.

Revenue in the first quarter of 2017 increased by 16.7% to $136.4 million compared to $116.9 million in the same quarter of the prior year. On a constant currency basis, first quarter revenue growth was 14.5%. Growth in revenue was broad-based.  The largest contributions to growth were attributable to renewed growth in the Company’s U.S. business, up 17.7%, as well as ongoing strength in Australia and Canada, up 14.8% and 26.4%, respectively, and, on a constant currency basis, up 9.0% and 22.2%, respectively.

Raanan Zilberman, Chief Executive Officer, commented, "We are pleased with this quarter’s accelerated growth. We are working to capitalize on our increased investments in marketing and sales and our global brand-leadership position to better leverage the growing demand for quartz solutions around the world. We are looking forward to the remainder of 2017, a year we believe will serve to enhance our future performance both operationally and financially.”

Gross profit increased to $49.2 million, a margin of 36.1%, compared to $42.6 million, a margin of 36.5%, in the same period last year. The slight decrease in margin was driven primarily by higher manufacturing costs in Israel related to new product introduction, a higher portion of revenue from IKEA, which incorporates a low margin fabrication and installation component, and increased raw material costs. Those factors were partially offset by favorable product mix and positive exchange rate fluctuations.

Operating expenses in the first quarter were $34.1 million, or 25.0% of revenues. This compares to the prior year first quarter level of $28.4 million, or 24.3% of revenues. Increased operating expenses as a percent of revenues related principally to the Company investment in improving marketing and sales capabilities, particularly in the United States, as well as expenses associated with the transition to direct sales operations in the United Kingdom.

Operating income in the first quarter was $15.1 million, a margin of 11.1% compared to $14.2 million, a margin of 12.2%, in the first quarter of 2016.

Adjusted EBITDA, which excludes share-based compensation, legal settlements and loss contingencies expenses and other non-recurring items, increased to $24.3 million, a margin of 17.8%. This compares to $23.0 million, a margin of 19.7% in the first quarter of 2016.

Finance expense in the first quarter was $1.5 million compared to finance income of $0.2 million during the same period in the prior year. The change was primarily due to net losses associated with foreign currencies compared to net gains in the prior year.

The Company reported net income attributable to controlling interest for the first quarter of 2017 of $11.1 million as compared to $11.8 million in the same quarter in the prior year, driven mainly by higher finance expenses. Diluted net income per share for the first quarter was $0.31 on 34.4 million shares.  This compares to $0.33 per diluted share on 35.3 million shares in the prior year's first quarter. On an adjusted basis, net income per diluted share in the first quarter was $0.36 compared to $0.38 in the prior year.

The Company's balance sheet as of March 31, 2017 included cash, cash equivalents and short-term bank deposits of $121.0 million as compared to $106.3 million on December 31, 2016 and to $59.9 million on March 31, 2016.

Guidance Reiterated

The Company today reiterated its full-year 2017 guidance for revenue of $580 million to $595 million and for full-year adjusted EBITDA of $119 million to $126 million.

Conference Call Details

Raanan Zilberman, the Company's chief executive officer, and Yair Averbuch, the Company's chief financial officer, will host a conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-407-4018 or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone First Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 13660181. The replay will be available beginning at 11:30 a.m. ET on Wednesday, May 10, 2017 and will last through 11:59 p.m. ET on May 17, 2017.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$121,009	$106,270
Trade receivables, net	69,899	63,072
Other accounts receivable and prepaid expenses	28,389	39,484
Inventories	107,062	101,474

Total current assets	326,359	310,300

LONG-TERM ASSETS:
Severance pay fund	3,454	3,403
Other receivables long-term	9,341	7,977

Total long-term assets	12,795	11,380

PROPERTY, PLANT AND EQUIPMENT, NET	220,951	222,818

OTHER ASSETS	3,965	4,546

GOODWILL	36,636	35,656

Total assets	$600,706	$584,700

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$10,420	$8,540
Trade payables	53,603	48,633
Related party and other loan	3,231	3,099
Accrued expenses and other liabilities	37,416	33,065

Total current liabilities	104,670	93,337

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,404	8,070
Legal settlements and loss contingencies long-term	12,413	12,527
Accrued severance pay	4,796	4,265
Long-term warranty provision	1,004	988
Deferred tax liabilities, net	4,224	14,921

Total long-term liabilities	30,841	40,771

REDEEMABLE NON-CONTROLLING INTEREST	13,569	12,939

EQUITY:
Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	147,637	146,536
Accumulated other comprehensive income (loss)	942	(1,150)
Retained earnings	342,106	331,326

Total equity	451,626	437,653

Total liabilities and equity	$600,706	$584,700

Caesarstone Ltd. and its subsidiaries
Condensed consolidated statements of income
	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2017	2016
	(Unaudited)	(Unaudited)

Revenues	$136,411	$116,914
Cost of revenues	87,170	74,296

Gross profit	49,241	42,618

Operating expenses:
Research and development	948	824
Marketing and selling	21,159	16,974
General and administrative	11,326	9,852
Legal settlements and loss contingencies, net	671	733

Total operating expenses	34,104	28,383

Operating income	15,137	14,235
Finance expenses (income), net	1,524	(245)

Income before taxes on income	13,613	14,480
Taxes on income	2,348	2,370

Net income	$11,265	$12,110

Net income attributable to non-controlling interest	(169)	(334)
Net income attributable to controlling interest	$11,096	$11,776
Basic net income per ordinary share (*)	$0.31	$0.33
Diluted net income per ordinary share (*)	$0.31	$0.33
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,321,573	35,214,127
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,364,084	35,349,909

(*) The numerator for the calculation of net income per share for the three months ended March 31, 2017 has been reduced by approximately $0.3 million to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows (Unaudited)

	Three months ended March 31,
U.S. dollars in thousands	2017	2016

Cash flows from operating activities:

Net income	$11,265	$12,110
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,429	6,905
Share-based compensation expense	1,154	1,130
Accrued severance pay, net	469	161
Changes in deferred tax, net	131	(919)
Capital loss	-	8
Legal settlemnets and loss contingencies, net	671	733
Increase in trade receivables	(5,782)	(5,414)
Increase in other accounts receivable and prepaid expenses	(1,627)	(3,259)
Increase in inventories	(4,374)	(9,652)
Increase in trade payables	3,426	4,153
Decrease in warranty provision	(20)	(53)
Increase in accrued expenses and other liabilities including related party	4,969	3,199

Net cash provided by operating activities	17,711	9,102

Cash flows from investing activities:

Purchase of property, plant and equipment	(4,708)	(4,446)
Proceeds from sale of property, plant and equipment	-	21
Increase in long term deposits	(4)	(47)

Net cash used in investing activities (*)	(4,712)	(4,472)

Cash flows from financing activities:

Changes in short-term bank credit and loans, net	1,830	4,024
Repayment of a financing leaseback related to Bar-Lev transaction	(284)	(272)
Purchase of treasury shares at cost	-	(11,778)

Net cash provided by (used in) financing activities	1,546	(8,026)

Effect of exchange rate differences on cash and cash equivalents	194	466

Increase in cash and cash equivalents and short-term bank deposits	14,739	(2,930)
Cash and cash equivalents and short-term bank deposits at beginning of the period	106,270	62,807

Cash and cash equivalents and short-term bank deposits at end of the period	$121,009	$59,877

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	131	376

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2017	2016
	(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$11,265	$12,110
Finance expenses (income), net	1,524	(245)
Taxes on income	2,348	2,370
Depreciation and amortization	7,429	6,905
Legal settlements and loss contingencies, net (a)	671	733
Share-based compensation expense (b)	1,154	1,130
Provision for employees fringe benefits (c)	(114)	-
Adjusted EBITDA (Non-GAAP)	$24,277	$23,003

(a)	Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company.
In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.
(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2017	2016
	(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$11,096	$11,776
Legal settlements and loss contingencies, net (a)	671	733
Share-based compensation expense (b)	1,154	1,130
Provision for employees fringe benefits (c)	(114)	-
Total adjustments	1,711	1,863
Less tax on non-tax adjustments (d)	295	305
Total adjustments after tax	1,416	1,558

Adjusted net income attributable to controlling interest (Non-GAAP)	$12,512	$13,334
Adjusted diluted EPS (e)	$0.36	$0.38

(a)	Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company.
In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.
(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.
(d)	Tax adjustments for the three months ended March 31, 2017 and 2016 were based on the effective tax rates for these periods, respectively.
(e)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended March 31,
U.S. dollars in thousands	2017	2016

USA	$58,024	$49,312
Australia (incl. New Zealand)	29,521	25,726
Canada	22,304	17,649
Israel	11,699	10,284
Europe	6,377	6,562
Rest of World	8,486	7,381
	$136,411	$116,914